EXHIBIT 99.(a)(5)(D)

FIDELITY NATIONAL FINANCIAL, INC. AND J. ALEXANDER’S CORPORATION AGREE ON AN INCREASED OFFER PRICE OF $14.50 PER SHARE

NASHVILLE, Tenn.—(BUSINESS WIRE)—September 5, 2012—Fidelity National Financial, Inc. (NYSE: FNF) and J. Alexander’s Corporation (NASDAQ: JAX) announced today an amendment to the Amended and Restated Agreement and Plan of Merger, dated July 30, 2012, by and among J. Alexander’s, Fidelity National Financial, Inc. and certain affiliates of FNF. Pursuant to the amendment, FNF agreed to increase its offer price from $13.00 per share to $14.50 per share and will extend the offer for at least 10 business days until September 19, 2012. In connection with the increased offer, J. Alexander’s agreed to increase the termination fee payable by J. Alexander’s to FNF in certain circumstances under the merger agreement from $2,159,725 to $3,800,000.

Lonnie J. Stout II, Chairman, President and Chief Executive Officer, said the amendment to the merger agreement has been unanimously approved by the J. Alexander’s board of directors and that the Company’s board recommends that J. Alexander’s shareholders tender their shares into FNF’s tender offer.

“The J. Alexander’s board of directors believes that FNF’s revised tender offer is in the best interest of all J. Alexander’s shareholders and is pleased with the successful completion of the negotiation process with FNF,” Stout stated. A complete description of the terms of the amendment to the merger agreement will be provided in an amendment to J. Alexander’s solicitation/recommendation statement on Schedule 14D-9, which J. Alexander’s will file with the Securities and Exchange Commission.

The closing of the tender offer is conditioned on the tender of a number of J. Alexander’s shares that represents at least a majority of the total number of J. Alexander’s shares outstanding and other customary closing conditions. The transaction is not subject to a financing condition. Upon the completion of the tender offer, FNF will acquire all remaining shares of J. Alexander’s through a second-step merger that will result in all shares not tendered in the tender offer being converted into the right to receive $14.50 per share in cash, the same consideration per share as paid in the tender offer. The merger transaction is expected to close in the fourth quarter of 2012, assuming execution of the tender offer process and satisfaction of the conditions to closing.

Pursuant to applicable law, FNF will be required to extend the expiration date of the tender offer for at least ten business days from the filing of an amendment to FNF’s tender offer statement on Schedule TO with the Securities and Exchange Commission. The tender offer was set to expire on September 5, 2012. J. Alexander’s shareholders who have already validly tendered and not subsequently withdrawn their shares will not need to take any further actions in order to receive the increased offer price of $14.50 per share.

FNF’s revised tender offer at $14.50 per share represents the best price proposal received by J. Alexander’s.

Except as described herein, the terms of the merger agreement remain unchanged, including the right of J. Alexander’s to consider a superior proposal under circumstances described in the merger agreement, subject to the increased termination fee of $3,800,000 payable by J. Alexander’s to FNF in certain circumstances.

The depositary for the tender offer has informed FNF that, as of 5:00 p.m. on Wednesday, September 5, 2012, 145,691 shares have been validly tendered and not validly withdrawn.

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. (NYSE:FNF), is a leading provider of title insurance, mortgage services and restaurant and other diversified services. FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title - that collectively issue more title insurance policies than any other title company in the United States. FNF also owns a 55% stake in American Blue Ribbon Holdings, an owner and operator of the O’Charley’s, Ninety Nine Restaurant, Max & Erma’s, Village Inn, Bakers Square and Stoney River Legendary Steaks concepts. In addition, FNF owns a majority stake in Remy International, Inc., a leading designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. FNF also owns a minority interests in Ceridian Corporation, a leading provider of global human capital management and payment solutions. More information about FNF can be found at www.fnf.com.

About J. Alexander’s Corporation

J. Alexander’s Corporation (NASDAQ: JAX), operates 33 J. Alexander’s restaurants in 13 states: Alabama, Arizona, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas. J. Alexander’ is an upscale, contemporary American restaurant known for its wood-fired cuisine. The Company’s menu features a wide selection of American classics, including steaks, prime rib of beef and fresh seafood, as well as a large assortment of interesting salads, sandwiches and desserts. J. Alexander’s also has a full-service bar that features an outstanding selection of wines by the glass and bottle. More information about JAX can be found at www.jalexanders.com.

Important Information about the Tender Offer

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO, CONTAINING AN OFFER TO PURCHASE, FORM OF LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS, FILED BY FNF AND ITS AFFILIATES WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON AUGUST 6, 2012. A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 RELATING TO THE TENDER OFFER HAS BEEN FILED BY J. ALEXANDER’S WITH THE SEC ON AUGUST 6, 2012. THESE DOCUMENTS, AS THEY

HAVE BEEN AND MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND J. ALEXANDER’S SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. THE TENDER OFFER MATERIALS MAY BE OBTAINED AT NO CHARGE BY DIRECTING A REQUEST BY MAIL TO GEORGESON INC., 99 WATER STREET, 26TH FLOOR, NEW YORK, NY 10038, OR BY CALLING TOLL-FREE AT (800) 261-1047, AND MAY ALSO BE OBTAINED AT NO CHARGE AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Forward-Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of J. Alexander’s by FNF and its affiliates, including the expected date of closing of the acquisition and the potential benefits of the transaction. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of shareholders of J. Alexander’s will tender their stock in the offer, the possibility that competing offers will be made and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of J. Alexander’s Form 10-K and other filings with the Securities and Exchange Commission. These forward-looking statements reflect J. Alexander’s and FNF’s expectations as of the date of this press release. J. Alexander’s and FNF undertakes no obligation to update the information provided herein.

CONTACT:

Fidelity National Financial, Inc.

Daniel Kennedy Murphy, 904-854-8120

Senior Vice President and Treasurer

dkmurphy@fnf.com

or

J. Alexander’s Corporation

R. Gregory Lewis, 615-269-1900

Vice President and Chief Financial Officer

glewis@jalexanders.com